Exhibit 99.1

GDEV announces results for the second quarter and first half of 2023

August 28, 2023 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”) released its unaudited financial and operational results for the second quarter and first half of the year ended June 30, 2023.

Second quarter 2023 highlights:

●	Revenue of $115 million declined by 9% year-over-year.

●	Bookings of $111 million declined by 1% year-over-year while growing 8% compared to the prior quarter.

●	Total comprehensive income of $21 million vs. $33 million in Q2 2022 primarily due to a substantial investment in user acquisition in Q2 2023.

●	Cash flows generated from operating activities of $12 million compared to $21 million in Q2 2022.

●	Adjusted EBITDA of $17 million compared to the $37 million in Q2 2022, similarly mainly due to a substantial growth of selling and marketing expenses in Q2 2023.

●	Selling and marketing expenses of $51 million increased by 46% year-over-year due to a significantly increased investments in user acquisition vs. prior year.

●	Monthly Paying Users of 392 thousand increased by 14% year-over-year mainly driven by increased investments in user acquisition.

Product updates:

●	Hero Wars, our flagship global mid-core franchise, recently conducted a soft rebranding with names of mobile and PC browser versions of the game being changed to “Hero Wars: Alliance” and “Hero Wars: Dominion Era” respectively. The rebranding is designed to differentiate two versions of the game and create a more distinct identity for each version in the future. As part of the development of DTC (direct to consumer) channels, an external web shop for mobile players was launched at the end of Q2 2023, providing us with an alternative method of monetization.

●	Island Questaway – our casual farming adventure franchise, continues demonstrating robust growth with successful scaling. The title has recently reached a milestone of 10 million installs and had about 1.7 million of monthly active users in June 2023. The game has generated over $6 million of bookings in Q2 2023 and entered the top-10 grossing list of mobile farming games during the respective period[1].

●	Pixel Gun 3D – our pixel shooter franchise, showed solid performance in Q2 2023 with an increase in bookings of approximately 11% year-over-year and 5% compared to the prior quarter thanks to achieved improvements in LiveOps and monetization.

1 According to AppMagic data in Q2 2023.

Second Quarter and First Half 2023 financial performance in comparison

US$ million	Q2 2023	Q2 2022[2]	Change (%)	H1 2023	H1 2022[2]	Change (%)
Revenue	115	127	(9)%	234	253	(7)%
Platform commissions	(27)	(35)	(22)%	(56)	(69)	(18)%
Game operation cost	(13)	(11)	18%	(27)	(21)	30%
Selling and marketing expenses	(51)	(35)	46%	(129)	(91)	41%
G&A expenses	(7)	(7)	7%	(15)	(15)	0%
Impairment loss on trade receivables and loans receivable	(0.8)	(4)	(77)%	(4)	(4)	10%
Total comprehensive income/(loss)	21	33	(36)%	12	56	(78)%
Adjusted EBITDA	17	37	(54)%	5	56	(91)%
Cash flows generated from/(used in) operating activities	12	21	(44)%	(0.1)	40	(100)%

Second quarter 2023 financial performance

In the second quarter of 2023 our revenue decreased by $12 million (or 9%) year-over-year and amounted to $115 million, driven primarily by a decrease of $11 million in change of deferred revenues during the second quarter of 2023 vs. the same period in the prior year, while bookings remained relatively stable, decreasing slightly by $1 million in the second quarter of 2023 compared to the second quarter of 2022.

Platform commissions decreased by 22% in the second quarter of 2023 compared with the same period of 2022. The decrease in platform commissions was primarily due to a 13% decrease in the revenue generated from in-game purchases when compared to the prior period, amplified by an increasing portion of revenue derived from our web platform which is associated with lower commissions compared to mobile and social networks.

Game operation costs increased by $2 million (or 18%) in the second quarter of 2023 vs. the same period in 2022 to reach $13 million. The increase in game operating cost was primarily due to an increase in average salaries of our employees as a result of the relocation of personnel in the second half of 2022 from Russia.

2 Due to a change in accounting judgement in the treatment of the sale of our former Russia-based subsidiaries, the amounts of the numbers for the first and second quarters and the first half of 2022, stated in this and previously released documents, may not reconcile.

Selling and marketing expenses in the second quarter of 2023 increased by $16 million and amounted to $51 million. The growth was mainly due to substantially increased investments into new players in the second quarter of 2023 compared to a substantial decrease in marketing investments in 2022 driven by the general saturation of the market in 2022.

General and administrative expenses remained relatively stable increasing by $0.5 million in the second quarter of 2023 vs. the same period of 2022.

As a result of the factors above, total comprehensive income amounted to $21 million for the second quarter of 2023 compared to total comprehensive income of $33 million in the second quarter of 2022 and Adjusted EBITDA amounted to $17 million, a decrease of $20 million compared to Adjusted EBITDA in the respective period of 2022.

Cash flows generated from operating activities amounted to $12 million in the second quarter of 2023, a decrease of $9 million vs. the same period of 2022.

First Half 2023 financial performance

In the first half of 2023 our revenue decreased by $19 million (or 7%) year-over-year and amounted to $234 million, driven primarily by a decrease in bookings in the amount of $26 million (or 11%) year-over-year and partially offset by an increase of $7 million in change of deferred revenues during the first half of 2023 vs. the same period in the prior year.

Platform commissions decreased by 18% in the first half of 2023 compared with the same period of 2022. The decrease in platform commissions was primarily due to a 10% decrease in the revenue generated from in-game purchases when compared to the prior period, amplified by an increasing portion of revenue derived from our web platform which is associated with lower commissions compared to mobile and social networks.

Game operation costs increased by $6 million (or 30%) in the first half of 2023 vs. the same period in 2022 to reach $27 million. The increase in game operating cost was primarily due to an increase in average salaries of our employees as a result of the relocation of personnel in the second half of 2022 from Russia.

Selling and marketing expenses in the first half of 2023 increased by $38 million and amounted to $129 million. The growth was mainly due to substantially increased investments into new players in the first half of 2023 compared to decreased marketing investments in 2022 resulting from market saturation.

General and administrative expenses remained stable at $15 million in the first half of 2023 and in the same period of 2022.

As a result of the factors above, we recorded a total comprehensive income of $12 million for the first half of 2023 compared to a total comprehensive income of $56 million in the first half of 2022 and Adjusted EBITDA amounted to $5 million, a decrease of $51 million compared to Adjusted EBITDA in the respective period of 2022.

Cash flows used in operating activities amounted to a negative $0.1 million in the first half of 2023, a decrease of $40 million vs. the same period of 2022.

Second Quarter and First Half 2023 operational performance in comparison

	Q2 2023	Q2 2022	Change (%)		H1 2023	H1 2022	Change (%)
Bookings ($ million)	111	112	(1)%		214	239	(11)%
share of advertising	7.7%	4.3%	3.4	p.p.	7.4%	4.5%	2.9	p.p.
MPU (thousand)	392	343	14%		387	359	8%
ABPPU ($)	87	104	(17)%		85	106	(20)%

Bookings remained relatively stable in the second quarter of 2023, declining slightly 1% year-over-year. In the first half of 2023, bookings decreased by 11% year-over-year as the second half of 2022 (as well as the entire 2022 in general) was characterised by significantly lower marketing investments into the acquisition of new players who could potentially provide support to bookings in the first half of 2023, while our significant investment into marketing in the first half of 2023 resulted in an increase in MPU of 14% and 8% in the second quarter and first half of 2023, respectively, which in turn is expected to positively impact our bookings in the future.

The share of advertisement sales as a percentage of total bookings increased in the second quarter and first half of 2023 to 7.7% and 7.4%, respectively, compared to 4.3% and 4.5% in the respective periods of 2022. The increase resulted from substantially higher monthly active users due to increased investments in new players. Additionally, the successful implementation of advertisement functionality in Island Questaway during the second quarter of 2023 contributed to this growth.

Split of bookings by platform	Q1 2023	Q1 2022	Q2 2023	Q2 2022	H1 2023	H1 2022
Mobile	64%	64%	62%	65%	63%	64%
PC	36%	36%	38%	35%	37%	36%

In the second quarter and first half of 2023, the share of PC versions of our games increased by 3 p.p. and 1 p.p. respectively, relative to the respective periods of 2022, enabling us to access a wider audience and expanding our addressable market.

Split of bookings by geography	Q1 2023	Q1 2022	Q2 2023	Q2 2022	H1 2023	H1 2022
US	36%	31%	36%	34%	36%	32%
Asia	25%	28%	24%	26%	25%	27%
Europe	23%	21%	24%	21%	24%	21%
Other[3]	16%	20%	16%	19%	15%	20%

Our split of bookings by geography both in the second quarter and first half of 2023 vs. the respective periods of 2022 remained broadly similar, with a moderate increase in the share of US and Europe bookings.

Note:

Due to rounding the numbers presented throughout this document may not precisely add up to the totals. The period-over-period percentage changes are based on the actual numbers and may therefore differ from the percentage changes if those would be calculated based on the rounded numbers.

About GDEV

GDEV is a gaming and entertainment company, focused on growing and enhancing its portfolio of studios. With a diverse range of subsidiaries, including Nexters, Cubic Games, Dragon Machines, and more, GDEV strives to create games that inspire and engage millions of players for many years. Its franchises, such as Hero Wars, Island Questaway, Pixel Gun 3D, Throne Rush and others have accumulated hundreds of millions of installs worldwide. For more information, please visit gdev.inc

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer
investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2022 Annual Report on Form 20-F, filed by the Company on June 26, 2023, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

3 Starting from the second quarter of 2022 the “FSU” category was merged with “Other” category due to the substantial decrease of its share in the total bookings and lower strategic importance as a result of user acquisition investment suspension since February 2022.

Presentation of Non-IFRS Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted EBITDA” (the “Non-IFRS Financial Measure”). The Company defines Adjusted EBITDA as the total comprehensive income/(loss) as presented in the Company's financial statements in accordance with IFRS, adjusted to exclude (i) other comprehensive income/loss, (ii) goodwill and investments in equity accounted associates' impairment, (iii) loss on disposal of subsidiaries, (iv) income tax expense, (v) net finance income/expense, (vi) change in fair value of share warrant obligations and other financial instruments, (vii) share of loss of equity-accounted associates, (viii) depreciation and amortization, (ix) share-based payments and (x) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance. The Company uses this Non-IFRS Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-IFRS Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-IFRS Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the total comprehensive income/(loss) to the Adjusted EBITDA

US$ million	Q2 2023	Q2 2022	H1 2023	H1 2022
Total comprehensive income/(loss) for the year, net of tax	21	33	12	56
Add back:
Items that are or may be reclassified subsequently to profit or loss	(1)	(3)	(1)	(3)
Tax expense	0.3	1	1	2
Finance (income)/expense, net	0.2	0	(1)	0.9
Change in fair value of share warrant obligations and other financial instruments	(5)	(0.6)	(11)	(7)
Share of loss of equity-accounted associates	0	3	0.5	2
D&A	1	2	3	4
Share-based payments	0.5	1	1	2
Impairment of intangible assets	0	0.2	0	0.2
Adjusted EBITDA	17	37	5	56